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                              June 28, 2024

       Paul Mann
       Chief Executive Officer
       ASP Isotopes Inc.
       1101 Pennsylvania Avenue NW, Suite 300
       Washington, DC 20004

                                                        Re: ASP Isotopes Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41555

       Dear Paul Mann:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Consolidated Financial Statements
       Note 11. Acquisitions, page 79

   1. For the acquisition of PET Labs Pharmaceuticals, we see that goodwill arising from the acquisition was
attributable mainly to certain existing doctor and service center relationships, which
are not identifiable as a separate intangible asset, along with buyer specific synergies
expected to arise from the acquisition. Please tell us why the amounts related to existing
doctor and service center relationships was not recorded as a separate intangible asset in
accordance with ASC 805-20-25-10.
   2. We see that ASP Rentals is considered a variable interest entity. Please revise future filings to provide the
disclosures required by ASC 810-10-50-2AA through AC, as well as
                                                        50-3, including the
judgments and assumptions you made in determining that ASP Rentals is a VIE and you are
the primary beneficiary. Please also tell us where you considered the disclosure requirements
of ASC 810-10-45-25. In your response, please provide us with a copy of your proposed
revised disclosure.
 Paul Mann
ASP Isotopes Inc.
June 28, 2024
Page 2
Item 9A. Controls and Procedures
Management's Annual Report on Internal Controls Over Financial Reporting, page
88

3. We see that you concluded your internal controls over financial reporting were effective at
         December 31, 2023. Please tell us how you arrived at such a determination given your disclosure controls and procedures were not effective due to material weaknesses identified in your internal control over financial reporting. Refer to SEC Release No. 33-
         8238.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                              Sincerely,
FirstName LastNamePaul Mann
                                                              Division of
Corporation Finance
Comapany NameASP Isotopes Inc.
                                                              Office of
Industrial Applications and
June 28, 2024 Page 2                                          Services
FirstName LastName